

September 6, 2024

Bob R. Simpson
Chief Executive Officer, Chairman and Director
TXO Partners, L.P.
400 West, 7th Street
Fort Worth, TX 76102

      Re: TXO Partners, L.P.
            Registration Statement on Form S-3
            Filed August 30, 2024
            File No. 333-281885

Dear Bob R. Simpson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mollie Duckworth